--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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/ / Check this box if no                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB Number:       3235-0287
    longer subject to                                                                                   Expires: January 31, 2005
    Section 16.  Form 4 or    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
    Form 5 obligations may       Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
    continue.  SEE                       Section 30(h) of the Investment Company Act of 1940           -----------------------------
    Instruction 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol      6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                 X  Director         X   10% Owner
     Youniss        Andrew                      TCSI Corporation            TCSI               ----                 ----
-------------------------------------------- ------------------------------------------------    X  Officer (give        Other
    (Last)        (First)        (Middle)    3. I.R.S. Identification   4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Day/Year                    below)       below)
                                                Person, if an entity
                                                (voluntary)                                            Secretary
                275 Grove St.
--------------------------------------------    ---------------------      ------------------ -------------------------------------
                  (Street)                                              5. If Amendment,      7. Individual or Joint/Group Filing
                                                                           Date of Original       (Check Applicable Line)
                                                                           (Month/Day/Year)   _X_Form filed by One Reporting Person
                                                                                              ___Form filed by More than One
    Newton       Massachusetts    02466-2273                                                     Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of   2. Trans-  2A. Deemed     3. Trans-     4. Securities Acquired (A)      5. Amount of      6. Owner-     7. Nature
   Security      action      Execution     action        or Disposed of (D)              Securities        ship          of In-
   (Instr. 3)    Date        Date,         Code          (Instr. 3, 4 and 5)             Beneficially      Form:         direct
                             if any        (Instr. 8)                                    Owned Follow-     Direct        Bene-
                 (Month/     (Month/                                                     ing Reported      (D) or        ficial
                 Day/        Day/          ------------------------------------------    Transaction(s)    Indirect      Owner-
                 Year)       Year)                                   (A) or              (Instr. 3         (I)           ship
                                           Code    V       Amount    (D)     Price        and 4)           (Instr. 4)    (Instr. 4)

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 Common Stock    3-12-03                     P     V      See "Ex-          See "Ex-     See "Ex-                        By Rocket
                                                          planation         planation    planation                       Software,
                                                          of Respon-        of Respon-   of Respon-                      Inc. (2)
                                                          ses (1)"          ses (1)"     ses (1)"
                                                          below             below        below                I
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                            TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   3A. Deemed   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action       Execution   tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date         Date,       (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/       if any                    posed of (D)             (Month/Day/
                                       Deriv-       Day/         (Month/                   (Instr. 3, 4, and 5)     Year)
                                       ative        Year)        Day/
                                       Security                  Year)


                                                                          --------------------------------------  ----------------
                                                                                                                  Date     Expira-
                                                                                                                  Exer-    tion
                                                                           Code    V        (A)        (D)        cisable  Date
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7. Title and Amount of          8. Price of      9. Number of     10. Ownership     11. Nature of
   Underlying Securities           Derivative       Derivative        Form of           Indirect
   (Instr. 3 and 4)                Security         Securities        Derivative        Beneficial
                                   (Instr. 5)       Beneficially      Securities:       Ownership
                                                    Owned             Direct (D) or     (Instr. 4)
                                                    Following         Indirect (I)
                                                    Reported          (Instr. 4)
                                                    Transaction(s)
   -----------------------                          (Instr. 4)
   Title         Amount or
                 Number of
                 Shares
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Explanation of Responses: (1) At a Special Meeting of the Stockholders of the Company held on
March 12, 2003, holders of a majority of the outstanding Shares approved the merger of the
Company with and into Rocket Acquisition Sub, Inc. (the "Merger"), pursuant to the Agreement and Plan of Merger, dated November 12, 2002 (the "Merger Agreement"), by and among Rocket
Software, Inc. ("Rocket"), Rocket Acquisition Sub, Inc. (the "Purchaser") and the Company.
The Merger became effective on March 12, 2003. As a result of the effectiveness of the
Merger and pursuant to the Merger Agreement, all outstanding Shares were cancelled and the
Company became a wholly owned subsidiary of Rocket and each publicly held Share was converted into the right to receive $0.52 in cash, without interest thereon.

(2) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.


          /s/ Andrew Youniss              March 12, 2003
    -----------------------------------  ----------------
      **Signature of Reporting Person         Date

              Andrew Youniss

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

        * If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

       ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
          SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, SEE Instruction 6 for procedure.
